Exhibit 3.12
CERTIFICATE OF FORMATION

OF

iPayment Acquisition Sub LLC
          This Certificate of Formation of iPayment Acquisition Sub LLC (the “Company”) has been duly executed and is being filed by an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time.
     1. Name. The name of the limited liability company formed hereby is “iPayment Acquisition Sub LLC”.
     2. Registered Office. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.
     3. Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware is the Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 11th day of December, 2003.

/s/ Afshin Yazdian
Name: Afshin Yazdian Title: Authorized Person